 

14 August 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA



Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Utilisation of Proceeds from the Renounceable Underwritten Rights Issue. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

 

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2009 17:21:11
Announcement No.	00134

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	UTILISATION OF PROCEEDS FROM THE RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	Utilisation_of_RI_Proceeds_14Aug09.pdf Total size = **24K** (2048K size limit recommended)

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NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

UTILISATION OF PROCEEDS FROM THE RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE

*Capitalised terms used herein shall have the definitions ascribed to them in the offer information statement dated 19 June 2009 lodged by Neptune Orient Lines Limited with the Monetary Authority of Singapore ("**Offer Information Statement**"). The full details of the Rights Issue are set out in the Offer Information Statement.*

Further to its announcement dated 17 July 2009 in relation to the use of the net proceeds from the Rights Issue, the Board of Directors of Neptune Orient Lines Limited ("Company") wishes to announce that, pending suitable investment opportunities, approximately US$130 million of the net proceeds of approximately US$960 million (approximately S$1.401 billion, based on an exchange rate of US$1: S$1.45862) from the Rights Issue has been utilised for the repayment of one debt which has become due. The debt was drawn down from one of the revolving credit facilities of the Group. The utilisation is in accordance with the intended use of proceeds of the Rights Issue stated in the Offer Information Statement.

As at the date of this announcement, the Company has materially disbursed an aggregate of approximately US$610 million of the net proceeds of the Rights Issue.

The Company will continue to make periodic announcements on the utilisation of the proceeds from the Rights Issue as and when such proceeds are materially disbursed.

BY ORDER OF THE BOARD
NEPTUNE ORIENT LINES LIMITED

Wong Kim Wah (Ms)
Company Secretary
14 August 2009



17 August 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 7, 2009. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

 

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	17-Aug-2009 17:15:50
Announcement No.	00049

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 7, 2009
Description	Attached is the operating performance for the 4 weeks (Period 7) from 27 June 2009 to 24 July 2009.
Attachments	📎 NOL_Operating_Performance_for_P7_2009.pdf Total size = **34K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)



Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

17 August 2009

NOL's container shipping operating performance for the 4 weeks (Period 7) from 27 June 2009 to 24 July 2009 are as follows:

	Period 7, 2009	Period 7 2008	% Change		YTD 2009	YTD 2008	% Change
Container Shipping							
a) Volume (FEU)	187,400	209,800	(11)		1,158,000	1,478,400	(22)
b) Average Revenue Per FEU (US$/FEU)	2,219	3,116	(29)		2,350	2,992	(21)

For the four weeks of P7 2009, container shipping volumes declined 11% while average revenue per FEU (Forty-foot Equivalent Unit) declined 29% over the same period last year. The decrease in volume was due to the decline in demand on nearly all major trade lanes. Lower average revenue per FEU was due to lower core freight rates and lower bunker recovery.

P7 YTD, 2009 container shipping volumes declined 22% while average revenue per FEU declined 21% over P7 YTD, 2008 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 7, 2009)



APL Average Revenue per FEU (2005-2009)